Mail Stop 3561

April 28, 2009

Ms. Rachel Bennun
Chief Executive Officer
Organitech USA Inc.
Yoqneam Industrial Area
P.O. Box 700
Yoqneam 20692, Israel

      Re: **Organitech USA Inc.**
               Form 10-K/A
               Filed April 3, 2009
               File No. 000-22151

Dear Ms. Bennun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A for Fiscal Year Ended December 31, 2007

Financial Statements

Consolidated Balance Sheet, page F-4

1. Please note that Article 8-02 of Regulation S-X requires the presentation of audited balance sheets for each of the two most recently completed fiscal years in annual financial statements. Please confirm that you will comply with this presentation requirement in future Exchange Act filings.

<u>Section 302 Certifications</u>

2. We note that your Section 302 certifications do not comply with the language required by Item 601(31) of Regulation S-K. For example, in paragraph 4(c) you make reference to the "small business issuer" rather than the "registrant." We also noted similar issues in the Section 302 certifications filed with your amended 2008 quarterly reports. Please confirm that in future Exchange Act filings, you will make reference to the "registrant" rather than the "small business issuer" in your Section 302 certifications.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services